Filed by MIM Corporation pursuant to Rule 425
Under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: MIM Corporation
Commission File Number: 000-28740

This filing relates to a planned merger between MIM Corporation ("MIM") and Chronimed Inc. ("Chronimed"), pursuant to the terms of an Agreement and Plan of Merger, dated as of August 9, 2004 (the "Merger Agreement"), by and among MIM, Corvette Acquisition Corp. (a wholly owned subsidiary of MIM) and Chronimed. The Merger Agreement is on file with the U.S. Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, filed by MIM on August 9, 2004 and is incorporated by reference into this filing.

MEMORANDUM
TO:	All Chronimed and MIM Corporation Employees
FROM:	Henry Blissenbach
DATE:	October 15, 2004
RE:	CHRONIMED CALL CENTER AND FULFILLMENT OPERATIONS

In one of our recent Leadership Announcements, Rich Friedman and I laid out the vision for BioScrip and announced the team that will help lead our new company, as we become a powerful new force in the Specialty Pharmacy industry.

We also told you we would announce, as soon as possible, the first phase of alignment resulting from the integration of Chronimed and MIM Corporation.

Earlier today I met with Chronimed employees who serve our customers in the Call Center and Mail Fulfillment operations, based in our Minnetonka office. I want to share the reason for that meeting with employees of both companies.

Effective mid-March 2005, we will move the Minnetonka Call Center and Fulfillment operations to our facility in Columbus, Ohio.

This has been a very difficult decision, but an essential one, as it will help us realize levels of operational efficiency that could not be achieved with duplicate teams in two locations. That efficiency is critical to our ability to provide better customer service, maintain the lowest possible cost structure and grow our national and local business as BioScrip.

This migration means that approximately 70 positions will be eliminated in Minneapolis. The first phase of that process is scheduled for mid-February and we expect to have it completed about 30 days later. Impacted employees will receive support throughout the transition and will have the opportunity to post for positions in Columbus, other departments in Minneapolis or throughout the MIM network.

As previously stated, no jobs related to the merger will be lost prior to January 1, 2005 either at Chronimed or at MIM.

We appreciate that any time business decisions are made on the scale represented by this merger, people will be personally affected. We are committed to handling any and all transitions with care and professionalism toward all our employees. Earlier, I met with the people that will be impacted by this move and was able to detail the arrangements the company is making to support them over the next several months, as well as to personally answer their questions.

We have committed to keeping an open, honest dialogue with you to minimize the impact the best we can under the circumstances. In return we expect that you will assist in making this a smooth and professional transition period with everyone focused on our customer and everyone available to support each other's efforts to deliver outstanding service to those who depend on us.